

INVEST IN ROAM

Excel For Thoughts



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LEAD INVESTOR

Ryan Holiday Writer and Media Strategist

My whole life is built around the art of storing and organizing the information I come across. Anything that helps me do that better, I'm excited about. I've kept a "commonplace" book for well over a decade and rely on it for everything from business decisions to books I write. But my system is analog and idiosyncratic--to be able to digitize it, search it, collaborate with it is a complete game changer. The buzz about Roam is serious for a reason--it has the potential to make serious people's lives seriously better.

Invested $10,000 this round

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roamresearch.com Leeds UT

Software Technology

OVERVIEW DETAILS UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

Our Team



Conor White-Sullivan Founder and CEO



Joshua Brown Founder and CTO

Organize your thoughts on a whole new level. The note-taking app you didn't know you needed.

Roam Research is a platform for creating, collecting, combining and publishing hypermedia objects. These objects are created using familiar and intuitive methods - like writing notes in a document, or moving bullet points in an outliner - or drawing lines across a page.

Unlike systems for personal or organizational knowledge management that came before - Roam does not require that the user know how their ideas, images, clippings, tasks, journal entries, or other bits of information must be organized at the point of capture, or for the user to choose a single organizational scheme - like a directory of folders.

Instead the structure of Roam mimics the human mind, by allowing for associative trails, overlapping categories, and other higher order relational structures - to expose the end user, and developers of extensions, access to a powerful graph database and a programming and modeling language designed specifically for creating interactive maps of the user's knowledge and life.

We launched Roam last year and have raised over $11 million from dozen-plus investors, including Stripe co-founders (Patrick and John Collison), Coinbase's

former CTO (Balaji Srinivasan), Village Global, Uber investor Tim Ferriss, True Ventures, Lux Capital, Accomplice VC partners Sarah Downey and Jeff Fagnan, Chapter One, and more.

Who Uses Roam?

Roam spent multiple years bootstrapping with grants and contracts from the AI Safety research community to get to this point - today it is used as a personal knowledge management system (a second brain) by users that include some of the most successful investors and entrepreneurs in the world to small businesses owners and retail investors just starting out, from scientists at the edge of their field, to pre-teens organizing the notes for their zoom classes. Muslims, Mormons, Jews, Christians, and Buddhist Monks use Roam for studying and analyzing the sacred texts, planning sermons, or just keeping track of their meeting notes and shopping lists. And despite that Roam provides only a limited set of social and knowledge network features today, startups and executive teams are using it for organizing their collective ideas, and groups of strangers are meeting with dozens, in some cases hundreds of other Roam users for building shared graphs in Roam driven Book Clubs.

Reasons Not To Invest

Roam currently holds, and intends to remain holding, a portion of the company treasury in cryptocurrency. Roam also anticipates capital investments in the next 1-5 years which are not traditional for a software startup and may require substantial portions of our treasury or call for further capital raises, and has actively investigated the purchase of distressed university campuses, large tracts of vacant land, and substantial single and multi-family homes, with the aim of providing meeting points for in-person collaboration for the team and community, and is exploring the potential for in-person Roam campus for self-directed researchers to collaborate in an environment with minimal expenditures. Roam does not anticipate these physical locations to serve as a profit center, and plans to apportion some funding for them from their R&D budget.

Roam has, and expects to continue to provide seed funding and research grants to independent researchers or teams who they believe have a chance of assisting them in making progress towards their goal of augmenting the human intellect, (whether they work directly in the roam ecosystem or not) and designing systems for collective intelligence. At this point, they consider such grants and investments to be a "loss leader" and a portion of their R&D budget.

Check out some user testimonials:


This Note-Taking App is a Game Changer - Roam Research
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How I Organise My Life with Roam
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Trees of Knowledge
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How to Take Smart Notes | Zettelkasten Method in Roam R...
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Roam Research
Personal Knowledge Management
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